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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K
                                   ---------


(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    -------------------------------------------------------------------------
    1934.
    -----

                     FOR THE YEAR ENDED DECEMBER 31, 2002
                                      OR
                                      --
|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    --------------------------------------------------------------------------
    OF 1934.
    --------



 FOR THE TRANSITION PERIOD FROM                  TO                       .
                                ----------------     --------------------


                        COMMISSION FILE NO. 33-55629


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         ANNTAYLOR, INC. SAVINGS PLAN
                         ----------------------------


   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         ANNTAYLOR STORES CORPORATION
                         ----------------------------
            (Exact name of registrant as specified in its charter)


    142 WEST 57TH STREET, NEW YORK, NY                10019
    ----------------------------------                -----
  (Address of principal executive offices)         (Zip Code)


                                (212) 541-3300
                                --------------
             (Registrant's telephone number, including area code)


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



ANNTAYLOR, INC. SAVINGS PLAN

TABLE OF CONTENTS

-------------------------------------------------------------------------------

                                                                      PAGE
                                                                      ----

INDEPENDENT AUDITORS' REPORT..........................................  1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits,
December 31, 2002 and 2001............................................  2
Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 2002 and 2001...............  3
Notes to Financial Statements.........................................  4




SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of
Assets (Held at End of Year)As of December 31, 2002...................  8


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


================================================================================

INDEPENDENT AUDITORS' REPORT
----------------------------

AnnTaylor, Inc. Savings Plan:

    We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, information regarding the plans net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.



DELOITTE & TOUCHE LLP


New York, New York
June 20, 2003


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





ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS, DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                           2002         2001
                                                       -----------   ----------

Investments at fair value:
    Mutual funds ...................................  $14,160,165   $14,561,387
    Money market fund ..............................    4,570,344     3,710,894
    AnnTaylor Stores Corporation Common Stock Fund .      999,012     1,141,175
    Loans to participants ..........................      598,876       544,952
                                                      -----------   -----------
    Total investments ..............................   20,328,397    19,958,408
                                                      -----------   -----------
Receivables:
    Employer contributions .........................       37,066        35,983
    Employee contributions .........................      173,089       207,612
    Loans to participants ..........................       15,034        16,255
                                                      -----------   -----------
    Total receivables ..............................      225,189       259,850
                                                      -----------   -----------
Cash ...............................................       24,938        23,459
                                                      -----------   -----------

Net assets available for benefits ..................  $20,578,524   $20,241,717
                                                      ===========   ===========



                      See notes to financial statements.





                                      -2-

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





ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS FOR THE YEARS
ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                         2002            2001
                                                     -----------    -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:

Dividend income ..................................   $    80,991    $    80,799
                                                     -----------    -----------
Total additions attributed to investment
   activities ....................................        80,991         80,799
                                                     -----------    -----------


ADDITIONS TO NET ASSETS ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:

Employer contributions ...........................     1,002,614        914,649
Employee contributions ...........................     4,596,962      3,867,924
Rollover contributions ...........................       240,214        349,814
                                                     -----------    -----------
Total additions attributed to
   contribution activities .......................     5,839,790      5,132,387
                                                     -----------    -----------
Loan repayments - interest .......................        42,148         46,508
                                                     -----------    -----------
Total additions ..................................     5,962,929      5,259,694
                                                     -----------    -----------

DEDUCTIONS FROM NET ASSETS:

Net depreciation in fair value of investments ....     3,356,772      1,936,217
Benefits paid to participants ....................     2,269,350      2,442,739
                                                     -----------    -----------
Total deductions .................................     5,626,122      4,378,956
                                                     -----------    -----------
INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS .....................................       336,807        880,738

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year .............................    20,241,717     19,360,979
                                                     -----------    -----------
   End of year ...................................   $20,578,524    $20,241,717
                                                     ===========    ===========

                      See notes to financial statements.
                                      -3-
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


ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1. PLAN DESCRIPTION
-------------------

      The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document, which is available from the Plan administrator, for a more complete description of the Plan's provisions.

   GENERAL

      The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed thirty consecutive days of employment with the Company or its subsidiaries and affiliates consisting of at least 30 hours of service per week. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   CONTRIBUTIONS

      Historically, the Company has contributed to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 3% of the participant's compensation.

      Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period through July 31, 2001. On or after August 1, 2001, participants (excluding "highly compensated employees" as defined by the Internal Revenue Service and employees subject to the laws of Puerto Rico) may contribute up to 20% of their compensation in pre-tax contributions. Beginning July 1, 2002, participants may contribute up to 50% of their compensation in pre-tax contributions, so long as the sum of the amount of pre-tax and after-tax contributions does not exceed 50% of participant's compensation. Participants' aggregate pre-tax contributions may not exceed $11,000 in 2002 and $10,500 in 2001. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions.

   INVESTMENTS

      Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, one money market fund and Ann Taylor Common Stock as investment options for participants.

   PARTICIPANT ACCOUNTS

      Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.

   LOANS TO PARTICIPANTS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate as determined by the Plan's Administrative Committee based on the prevailing Prime Rate at the time of the loan.

                                      -4-
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


ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1. PLAN DESCRIPTION (CONTINUED)
-- ----------------------------

   VESTING

      The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have two years of service, at which time they are 25% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

      Participants are fully vested at all times with respect to employee contributions and earnings thereon.

   PAYMENT OF BENEFITS

      Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.

    FORFEITURES

      During  the  years  ended  December  31,  2002 and 2001,  forfeitures  of
   $61,009 and $93,850, respectively, were allocated to reduce Company contributions. These accounts will be used to reduce future employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-- ------------------------------------------

      The significant accounting policies followed by the Plan are detailed below:

   BASIS OF ACCOUNTING

      The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

   INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments are reported at fair value which, for investments traded publicly including mutual funds, is based on published market prices. Interest on investments is recorded as earned. Dividend income is recorded on ex-dividend dates. Security transactions are recorded as of the trade date.

   PAYMENT OF BENEFITS

      Benefits paid to participants are recorded upon distribution.

   ADMINISTRATIVE COSTS

      Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

                                      -5-
================================================================================

ANNTAYLOR, INC. SAVINGS PLAN

-------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
-- ------------------------------------------------------

   USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3. INVESTMENTS
-  -----------

      American Express Trust, the Plan Trustee for the years ended December 31, 2002 and 2001, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

      The following represents investments that represent 5% or more of the Plan's net assets.
                                                              December 31,
                                                             2002      2001
                                                             ----      ----
Investments at fair value as determined by Quoted Market Prices:
  Mutual funds:
  AXP Mutual Fund (Y) ..............................   $  982,917    $1,453,955
  AIM Constellation Fund ...........................    1,517,922     1,553,792
  AXP Blue Chip Advantage Fund .....................    2,410,027     2,504,832
  AXP New Dimension Fund ...........................    5,906,324     7,080,865
Money Market fund:
  American Express Trust Income Fund II ............    4,570,344     3,710,894
  AnnTaylor Stores Corporation Common Stock Fund ...      999,012     1,141,175

    During 2002 and 2001 the Plan's investments, including investments bought and sold, as well as held during each year, (depreciated)/appreciated in fair value as follows:

                                                                    2002           2001
                                                              -----------    -----------
American Express Trust Income Fund II .....................   $   196,645    $   188,284
AXP Mutual Fund (Y) .......................................      (237,939)      (268,683)
AIM Constellation Fund ....................................      (429,850)      (373,745)
AXP Blue Chip Advantage Fund ..............................      (638,361)      (437,353)
AXP New Dimension Fund ....................................    (1,575,510)    (1,251,543)
GMO Value Fund (Class M) ..................................          (317)          --
Royce Low-Priced Stock Fund ...............................           487           --
Templeton Foreign Fund ....................................      (100,232)       (86,231)
AnnTaylor Stores Corporation Common Stock Fund ............      (139,702)       346,582
American Express Trust Equity Index Fund II ...............      (124,006)        (8,240)
RS Emerging Growth Fund ...................................      (228,548)       (60,880)
PIMCO Total Return ........................................          (135)          --
American Express Trust Short-Term Horizon (25:75) Fund.....        (1,248)           507
American Express Trust Medium-Term Horizon (50:50) Fund....       (11,589)         2,766
American Express Trust Long-Term Horizon (65:35) Fund......       (66,467)        12,319
                                                              -----------    -----------
Net (depreciation) in fair value of investments ...........   $(3,356,772)   $(1,936,217)
                                                              ===========    ===========

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

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

3. INVESTMENTS (CONTINUED)
-- -----------------------

      During 2002 and 2001, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 4.5% during 2002 and 6.0% during 2001. The crediting interest rate was approximately 4.9% and 5.9% at December 31, 2002 and 2001, respectively. Generally, the fair value of Plan assets invested approximates contract value. The contract value was $4,570,344 and $3,710,894 for the years ended December 31, 2002 and 2001, respectively.

4. PRIORITIES UPON TERMINATION OF THE PLAN
-- ---------------------------------------

      The Company intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will become 100% vested in their accounts.

5. TAX STATUS
-- ----------

      The Internal Revenue Service has determined and informed the Company, by letter dated September 18, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements to the IRC and the Plan and related trust continue to be tax exempt, therefore no provision for income taxes has been included in the Plan's financial statements.

6. PARTY-IN-INTEREST TRANSACTIONS
-- ------------------------------

      During the years ended December 31, 2002 and 2001, there were transactions involving the investment of plan assets in investment funds maintained by American Express Trust, the Plan Trustee, a party-in-interest as defined in section 3(14) of ERISA.

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


   ANNTAYLOR, INC. SAVINGS PLAN
   ----------------------------

   FORM 5500, SCHEDULE H, PART IV , LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
   DECEMBER 31, 2002
-------------------------------------------------------------------------------


Party in
Interest                                         (c)Description of  (e) Current
  (a)     (b) Identity of Party                     Investment          Value
--------  --------------------------              ----------------  -----------

  Yes     American Express Trust                   196,912 shares   $4,570,344
              Income Fund II

  Yes     AXP Mutual Fund (Y)                      126,339 shares      982,917

  No      AIM Constellation Fund                    89,960 shares    1,517,922

  Yes     AXP Blue Chip Advantage Fund             383,906 shares    2,410,027

  Yes     AXP New Dimension Fund                   303,912 shares    5,906,324

  No      GMO Value Fund (Class M)                   5,161 shares       35,057

  No      Royce Low-Priced Stock Fund                6,562 shares       65,158

  No      Templeton Foreign Fund                   112,724 shares      948,446

  Yes     AnnTaylor Stores Corporation              48,360 units       999,012
              Common Stock

  No      RS Emerging Growth Fund                   26,459 shares      517,410

  Yes     American Express Trust Equity             25,841 shares      654,847
              Index Fund II

  No      PIMCO Total Return                         6,272 shares       71,516

  Yes     American Express Trust Short-Term          4,687 shares       85,037
              Horizon (25:75) Fund

  Yes     American Express Trust Medium-Term        10,700 shares      219,078
              Horizon (50:50) Fund

  Yes     American Express Trust Long-Term          74,645 shares      746,437
              Horizon (65:35) Fund

  Yes     Loans to Participants                 180 loans bearing
                                                interest at rates
                                                between 5.75% and
                                                10.50% and matur-
                                                ing between 2003
                                                and 2008               598,876
                                                                    ----------
                                                                   $20,328,408
                                                                    ==========


   Employer Identification Number:  51-0297083
                                    ----------
   Plan Number:  001
                 ---

================================================================================

                                  SIGNATURES
                                  ----------




    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    AnnTaylor, Inc. Savings Plan


   June 27, 2003                    By:  /s/  James M. Smith
----------------------                   ----------------------------------
                                              James M. Smith
                                              Senior Vice President - Chief
                                              Financial Officer and Treasurer,
                                              AnnTaylor, Inc.



                                      -9-
================================================================================

                                 EXHIBIT INDEX
                                 -------------




EXHIBIT NO.                                                          PAGE NO.
-----------                                                          --------

   23             Consent of Deloitte & Touche LLP                      11

   99             Certification Pursant to Section 906 of the           12
                    Sarbanes-Oxley Act of 2002


                                      -10-